Exhibit 12.1

Graphic Packaging International

Fixed Charges Ratio

6/30/2017

	Year Ended December 31,
	2012	2013	2014	2015	2016	6/30/2017
Fixed Charges
Interest Expense	105.4	95.6	77.7	65.2	72.5	41.3
Amortization of Debt Issue Cost	6.2	6.3	4.8	4.1	4.8	2.5
Capitalized Interest	2.2	3.5	1.6	0.8	1.3	0.1
Interest Factor in Rent Expense	10.9	12.0	10.0	9.7	11.7	5.8

FIXED CHARGES	124.7	117.4	94.1	79.8	90.3	49.7
Earnings
Income from Continuing Operations Before Income Tax	202.6	214.1	134.4	360.5	321.2	120.2
Dividends Received, Net of Earnings in Equity Affiliates	(2.3)	(0.2)	0.3	—	0.6	(0.7)
Fixed Charges	124.7	117.4	94.1	79.8	90.3	49.7
Capitalized Interest	(2.2)	(3.5)	(1.6)	(0.8)	(1.3)	(0.1)
Amortization of Capitalized Interest	2.0	2.0	1.8	1.6	1.7	0.8

EARNINGS	324.8	329.8	229.0	441.1	412.5	169.9
Ratio of Earnings to Fixed Charges	2.6	2.8	2.4	5.5	4.6	3.4